EXHIBIT 17.1
                                                     ------------

                         John A. Fanning
                          921 Hillcrest
                      Fort Worth, TX  76107




PERSONAL AND CONFIDENTIAL



April 1, 1997


Heartland Wireless Communications, Inc.
200 Chisholm Place, Suite 200
Plano, TX  75075


To the Board of Directors:

I am writing formally to request that my resignation as a Director of Heartland Wireless Communications, Inc., effective March 29, 1997, be filed in a Form 8-K filing within the required time period and that, consistent with all our prior practices, a press release be issued immediately on my resignation and the Form 8-K filing.

As I indicated, my resignation is due to my strong disagreement with the actions of the Board on March 29, 1997, which are noted in Form 10-K under "Recent Events, item 18". In my judgment, such action is not in the best long term interest of shareholders. I am distressed that I must take such action but, as I explained to each of you at our Board meeting, my fiduciary responsibility leaves me, I believe, no other choice.

Please be assured that my resignation in no way lessens my commitment to Heartland or my belief in its prospects for future success. Additionally, as I stated to each of you, I am committed to cooperating and supporting each of you in our endeavors to improve the profitability of Heartland.

Sincerely,

   /s/ John A. Fanning

John A. Fanning